EXHIBIT 99.1

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 www.avino.com

NEWS RELEASE

April 16, 2025

AVINO DELIVERS STRONG Q1 2025 PRODUCTION RESULTS;  ANNOUNCES DATE OF Q1 EARNINGS CALL

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE) a long-standing silver producer in Mexico, achieved strong first quarter 2025 production of 678,458 silver equivalent ounces.

PRODUCTION HIGHLIGHTS – Q1 2025 (COMPARED TO Q1 2024)

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Silver Equivalent Production Increased 8%: Avino produced 678,458 silver equivalent ounces in Q1 2025, representing an 8% increase from Q1 of 2024. The increase was driven by improved grades in all three metals (silver, gold and copper) and offset by slightly lower mill throughput. All three metals saw increased production compared to Q1 of 2024.

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Gold Production Increased 25%: Q1 2025 production of 2,225 gold ounces represented a 25% increase compared to Q1 2024. Improved feed grade of 17% accounted for the majority of the increase, alongside significant improvements in recoveries to 75% from 70% in Q1 of 2024.

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Copper Production Increased 19%: Avino produced 1.6 million pounds of copper in Q1 2025, a 19% increase compared to Q1 2024. The increase was driven by improved copper feed grade of 17%, as well as an increase in recoveries to 87% from 84% in Q1 of 2024.

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Silver Production Increased 6%: Silver production for Q1 2025 was 265,681 ounces, representing a 6% increase compared to Q1 2024, with feed grade increases of 10% driving the improvement overall. The increase was offset by a slight decrease in silver recoveries.

•	Jaw Crusher Upgrades Completed: In Q1 2025, replacement of the main jaw crusher was completed with limited down time.

Avino Mine Production – Q1 2025 (Compared to Q1 2024 and to Q4 2024)

Q1 2025	Q1 2024	Change		Q1 2025	Q4 2024	Change
167,853	169,595	-1%	Total Mill Feed (dry tonnes)	167,853	181,733	-8%
58	52	10%	Feed Grade Silver (g/t)	58	56	4%
0.55	0.47	17%	Feed Grade Gold (g/t)	0.55	0.59	-7%
0.50	0.43	17%	Feed Grade Copper (%)	0.50	0.52	-4%
85%	88%	-3%	Recovery Silver (%)	85%	87%	-2%
75%	70%	8%	Recovery Gold (%)	75%	74%	1%
87%	84%	3%	Recovery Copper (%)	87%	86%	1%
265,681	250,642	6%	Total Silver Produced (oz)	265,681	283,794	-6%
2,225	1,778	25%	Total Gold Produced (oz)	2,225	2,560	-13%
1,603,343	1,347,110	19%	Total Copper Produced (lbs)	1,603,343	1,773,694	-10%
678,458	629,302	8%	Total Silver Equivalent Produced (oz)[1]	678,458	735,557	-8%

April 16, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Delivers Strong Q1 2025 Production Results;

Announces Date of Q1 Earnings Call

“2025 is off to a strong start, with solid quarterly production of 678,458 ounces — keeping Avino on track to meet our annual production target,” said David Wolfin, President and CEO of Avino. “I am proud of our exceptional operations team, who executed a jaw crusher replacement while maintaining regular mill operations and keeping us on track with our 2025 production guidance. Looking ahead, our team will be in expansion mode as we move forward with executing at La Preciosa. With blasting of the decline already underway following the receipt of operating permits in January, development at La Preciosa is progressing as anticipated and we are on track with our transformational growth plans.”

La Preciosa Update

Significant progress continues at La Preciosa mine. Blasting and construction of the relatively short 360 metre decline is underway and equipment mobilization has been swift, allowing development to advance on plan. The new jumbo drill is working on the San Fernando haulage ramp as it progresses toward intercepting the Gloria and Abundancia veins. Recent photos showcasing the work at La Preciosa are available on the Avino website — click here to view them.

As previously announced on January 15, 2025, Avino has started underground development work at La Preciosa after receiving all required permits.

Earnings Announcement

The Company’s unaudited condensed consolidated interim financial statements for the First Quarter 2025, will be released after the market closes on Tuesday, May 13, 2025.

A conference call to discuss the Company’s Q1 2025 operational and financial results will be held on Wednesday, May 14, 2025, at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call or follow the webcast, please see the details below.

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino’s Q1 2025 Financial Results or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free: 888-506-0062

International: +1 973-528-0011

Participant Access Code: 480429

Participants will be greeted by an operator and asked for the access code. If a caller does not have the code, they can reference the company name. Participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s website later that day.

Quality Assurance/Quality Control

Mill assays are performed at the Avino property’s on-site lab. Check samples were submitted to SGS Labs in Durango, Mexico for verification. Gold and silver assays are performed by the fire assay method with a gravimetric finish for concentrates and AAS (Atomic Absorption Spectrometry) methods for copper, lead, zinc and silver for feed and tail grade samples. All concentrate shipments are assayed by one of the following independent third-party labs: Inspectorate in the UK, LSI in the Netherlands, and AHK.

Qualified Person(s)

Peter Latta, P. Eng, MBA, Avino’s VP Technical Services, is a qualified person within the context of National Instrument 43-101 who has reviewed and approved the technical data in this news release.

April 16, 2025 - Avino Silver & Gold Mines Ltd. - News Release

Avino Delivers Strong Q1 2025 Production Results;

Announces Date of Q1 Earnings Call

About Avino

Avino is a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver, gold and copper production remains unhedged. The Company intends to maintain long term sustainable and profitable mining operations to reward shareholders and the community alike through our growth at the historic Avino Property and the strategic acquisition of the adjacent La Preciosa which was finalized in Q1 2022. Avino currently controls mineral resources, as per NI 43-101, with a total mineral content of 371 million silver equivalent ounces, within our district-scale land package. Early in 2024, the pre-feasibility Study on the Oxide Tailings Project was completed. This study is a key milestone in our growth trajectory. As part of Avino’s commitment to adopting sustainable practices, we have been operating a dry-stack tailings facility for more than one year now with excellent results. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate. We encourage you to connect with us on X (formerly Twitter) at @Avino_ASM and on LinkedIn at Avino Silver & Gold Mines. To view the Avino Mine VRIFY tour, please click here.

For Further Information, Please Contact:

Investor Relations

Tel: 604-682-3701

Email: IR@avino.com

This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including the mineral resource estimate for the Company’s Avino Property, including La Preciosa, located near Durango in west-central Mexico (the “Avino Property”) with an effective date of October 16, 2023 as well as the Pre-feasibility Study dated January 16, 2024 and references to Measured, Indicated Resources, and Proven and Probable Mineral Reserves referred to in this press release. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the estimated amount and grade of mineral reserves and mineral resources, including the cut-off grade; (ii) estimates of the capital costs of constructing mine facilities and bringing a mine into production, of operating the mine, of sustaining capital, of strip ratios and the duration of financing payback periods; (iii) the estimated amount of future production, both ore processed and metal recovered and recovery rates; (iv) estimates of operating costs, life of mine costs, net cash flow, net present value (NPV) and economic returns from an operating mine; and (v) the completion of the full Technical Report, including a Preliminary Economic Assessment, and its timing. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Cautionary note to U.S. Investors concerning estimates of Mineral Reserves and Mineral Resources

All reserve and resource estimates reported by Avino were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards. The U.S. Securities and Exchange Commission (“SEC”) now recognizes estimates of “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” and uses new definitions of “proven mineral reserves” and “probable mineral reserves” that are substantially similar to the corresponding CIM Definition Standards. However, the CIM Definition Standards differ from the requirements applicable to US domestic issuers. US investors are cautioned not to assume that any “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” that the Issuer reports are or will be economically or legally mineable. Further, “inferred mineral resources” are that part of a mineral resource for which quantity and grade are estimated on the basis of limited geologic evidence and sampling. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.

Footnotes:

1. In Q1 2025, AgEq was calculated using metal prices of $31.91 per oz Ag, $2,862 per oz Au and $4.24 per lb Cu. In Q1 2024, AgEq was calculated using $23.36 per oz Ag, $2,072 per oz Au and $3.83 per lb Cu. In Q4 2024, AgEq was calculated using metal prices of $31.34 per oz Ag, $2,662 per oz Au and $4.17 per lb Cu. Calculated figures may not add up due to rounding.